April 19, 2016

TO:

All Securities Commissions of Canada

TSX Venture Exchange

Attention:  Statutory Filings

Dear Sirs:

Re:  Notice of Record Date Under NI 54-101

In accordance with NI 54-101, we hereby give you notice of a general meeting of the shareholders for the undermentioned issuer:

Issuer:	Radius Gold Inc.
Meeting Date:	Thursday, June 23, 2016
Record Date for Notice and Voting:	Tuesday, May 17, 2016
Beneficial Ownership Determination Date:	Tuesday, May 17, 2016
Security Description:	Common
CUSIP #:	750468 10 0
ISIN:	CA7504681007
Meeting Type:	Annual
Issuer Sending Material via Notice-and-Access:	No
Issuer Sending Material Directly to NOBOs:	No
Issuer Paying to Send Material to OBOs:	No

RADIUS GOLD INC.

Sally Whittall,

Corporate Secretary